ONE WORLD HOLDINGS, INC.
418 BRIDGE CREST BOULEVARD
HOUSTON, TEXAS  77082

November 29, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Craig E Slivka, Special Counsel

Re: One World Holdings, Inc.
Amendment No.3 to Registration Statement on Form S-1
Filed November 7, 2012
File No. 333-177992

Dear Mr. Slivka,

In response to your comment letter dated November 21, 2012, One world Holdings, Inc. (the “Company,” “One World,” “we,” and “us”) has the following responses:

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

The Company has updated its financial statements and the Prospectus in general in accordance with Rule 8-08 of Regulation S-X.

Current Compensation of Directors, page 31

2. Refer to Section 3 of Mr. Hines’ consulting agreement (Exhibit 10.11).  Please revise the third paragraph of your disclosure to track the provisions of Section 3 which state that the company will pay Mr. Hines 50,000 shares of common stock as compensation in lieu of his standard rate of $4,166.67 per month for a period of 12 months.

The Company has updated the disclosure as requested.  The 50,000 shares represented the number of shares he was due prior to taking into account the 38.214 for 1 exchange ratio between One World Holdings, Inc. and the Company, followed by a 1 for 2.5 reverse split (50,000 shares x 38.214 / 2.5 = 764,280).

June 30, 2012 Financial Statements

(11) Consulting Agreements, page F-15

3. Please explain why you are presenting the unrecognized expense associated with the stock issued for services as a contra-equity account instead of as an asset for prepaid services, as described in paragraphs 6 and 7 of ASC 505-50-25. Refer also to paragraph 1 of ASC 505-50-45.

The reason for showing this balance as a contra-equity account is due to the fact that none of these shares have been issued as of the date of the financials. Since some of the services under the contract terms have been provided, however, we needed to recognize them on the financials, and used a contra-equity account for that purpose. Recognition as “prepaid” would have taken place if the shares have actually been issued.  Furthermore, showing this balance as a prepaid asset at December 31, 2011 would also gross up the balance sheet incorrectly as the consideration (i.e. the stock) had not been exchanged/issued at the reporting date.

12) Consulting Agreements, page F-36

4. We have read your response and revision related to comment 15 in our letter dated October 24, 2012. Please tell us and revise to disclose whether the consultants who waived their right to collect cash were related parties as defined in ASC 850-10-05, a definition that includes owners of more than ten percent of your voting interests. Please tell us your consideration of ASC 470-50-40-2 in accounting for the amount that has been waived. If the consultants are related parties, it would appear that consulting expense would be debited for $301,446 and the offset would be a credit to equity. Please advise and provide your basis in GAAP for your accounting.

We have revised the disclosure to identify the portion of the forgiven compensation under the contracts with related parties, and updated and restated the December 31, 2011 financials to reflect the $200,500 entry to APIC and consulting expense, which represented the portion of the forgiveness associated with related parties.

Yours very truly, /s/ Corinda Joanne Melton President